UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____         No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

       Pacific North West Capital Corp.

Registrant

               ”Taryn Downing”

Taryn Downing (Corporate Secretary)

            November 7, 2005

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

October 17, 2005

Item 3: Press Release

A Press release dated and issued October 17, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

3,000 metre drill program underway at River Valley PGM Project, Sudbury, Ontario.

Item 5: Full Description of Material Change

October 17, 2005 - Vancouver, BC - Further to its announcement of September 28, 2005, Pacific North West Capital Corp. (TSX: PFN) is pleased to announce that a new drill program has commenced at the River Valley PGM Project, located to the east of Sudbury, Ontario.

The objective of the minimum 3,000-metre drill program is to test new geological PGM related targets, which have been identified during the ongoing geological mapping program within the River Valley Intrusive (RVI).  This mapping has resulted in a better understanding of the internal structure of the RVI, and along with other available data is a guide for drill testing a number of targets. Work on the River Valley Project is being conducted in joint venture with Anglo Platinum, which has committed over $18 million to the Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator.

The Qualified Person for this release is John Londry, VP Exploration.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration and development company focused on platinum group metal projects in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator. In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program has recently been completed, and PFN began drilling the West Timmins Nickel Project in September 2005.  The Company has $4.5 Million in working capital and no debt.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

      October 17, 2005

Date

                "Taryn Downing"

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

     Corporate Secretary

Official capacity

PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release                                                                                                                                                               NEWS RELEASE

TSX: PFN OTCCBB: PAWEF                                                                                                                                                  www.pfncapital.com

3,000-Metre Drill Program Underway at River Valley

River Valley PGM Project, Sudbury, Ontario

October 17, 2005 - Vancouver, BC - Further to its announcement of September 28, 2005, Pacific North West Capital Corp. (TSX: PFN) is pleased to announce that a new drill program has commenced at the River Valley PGM Project, located to the east of Sudbury, Ontario.

The objective of the minimum 3,000-metre drill program is to test new geological PGM related targets, which have been identified during the ongoing geological mapping program within the River Valley Intrusive (RVI).  This mapping has resulted in a better understanding of the internal structure of the RVI, and along with other available data is a guide for drill testing a number of targets. Work on the River Valley Project is being conducted in joint venture with Anglo Platinum, which has committed over $18 million to the Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator.

The Qualified Person for this release is John Londry, VP Exploration.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration and development company focused on platinum group metal projects in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator. In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program has recently been completed, and PFN began drilling the West Timmins Nickel Project in September 2005.  The Company has $4.5 Million in working capital and no debt.

Further information: Call Toll Free 1.800.667.1870, Fax 604.685.8045,

Email ir@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, BC     V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.